SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                     SCHEDULE 13D
         Under the Securities Exchange Act of 1934
                  (Amendment No. 1)*

             Integrated Security Systems, Inc.
                   (Name of Issuer)

         Common Stock, par value $.01 per share
            (Title of Class of Securities)


                  (CUSIP Number)

             Gary D. Halbert, President
          ProFutures Fund Management, Inc.
 1310 Highway 620 South -- Suite 200,  Austin, Texas  78734
                 (512) 263-3800
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                  July 17, 1997
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition of which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Bridge Capital Fund, L.P.
          74-2786949

2)   Check the Appropriate Box if a Member of a Group
          (a) [X ]
          (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions) WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
      [__]

6)   Citizenship or Place of Organization
        Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power    585,000

     8)   Shared Voting Power   715,091

     9)   Sole Dispositive Power  585,000

     10)  Shared Dispositive Voting Power  715,091

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person      715,091

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares  (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:
                   10.35%

14)  Type of Reporting Person
                    PN

----------   Schedule 13D  (cont'd.)-------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group
          (a) [X ]
          (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items2(d) or 2(e)
          [__]

6)   Citizenship or Place of Organization
          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  122,000

     8)  Shared Voting      715,091

     9)  Sole Dispositive Power  122,000

     10) Shared Dispositive Voting Power  715,091

11)  Aggregate Amount Beneficially Owned by each
        Reporting Person    715,091

12)  Check if the Aggregate Amount in Row 11 Excludes
       Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:
               10.35%

14)  Type of Reporting Person
          PN

----------------------   Schedule 13D  (cont'd.)-----------------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          James H. Perry, Jr.

2)   Check the Appropriate Box if a Member of a Group
          (a) [X ]  (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions) PF

5)   Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
               [__]

6)   Citizenship or Place of Organization
          USA

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power   8,091

     8)   Shared Voting  715,091

     9)   Sole Dispositive Power  8,091

     10)  Shared Dispositive Voting Power  715,091

11)  Aggregate Amount Beneficially Owned
             by each Reporting Person   715,091

12)  Check if the Aggregate Amount in Row 11
                  Excludes Certain Shares    (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:
                    10.35%

14)  Type of Reporting Person
          IN




---------------   Schedule 13D  (cont'd.) ----------------

              INTEGRATED SECURITY SYSTEMS, INC.

     The Group, consisting of ProFutures Bridge Capital
Fund, L.P. ("PBCF"), ProFutures Special Equities Fund,
L.P. ("PSEF") and James H. Perry, Jr. hereby amends the Group's Statement on Schedule 13D (the "Statement") filed on December 31, 1996 in connection with the Group's ownership of shares of Common Stock, par value $.01 per share (the "Common Stock"), of Integrated Security Systems,
Inc. (the "Company"):

     Item 5 of the Statement, "Interest in Securities of the Issuer," is hereby amended by adding the following statements:

     (a) and (b)   The aggregate number of shares of
Common Stock owned beneficially by members of the Group as of the close of business on July 17, 1997 was 715,091, or approximately 10.35% of the shares of Common Stock outstanding. This percentage is based upon 6,908,852 shares of Common Stock reported to be outstanding, as of March 31, 1997, as reported in the Company's Form 10-Q for its fiscal quarter ended March 31, 1997. The ownership among the members the Group has been allocated as follows:

                        Number of            Percentage Ownership
                      Shares Directly               of
                         Owned                Outstanding Shares

PBCF                    585,000                      8.46 %
PSEF                    122,000                      1.76 %
James H. Perry, Jr.       8,091                       .11 %

         Total          715,091                     10.35 %

     (c) On July 17, 1997, PBCF purchased 110,000 shares of Common Stock at $1.5625 per share in a private, non-brokered transaction. On that same date, James H. Perry, Jr. purchased 8,091 shares of Common Stock at $1.5625 per share in a private, non-brokered transaction.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1, the Joint Filing Agreement, is attached hereto.

                        SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: July 17, 1997

     PROFUTURES BRIDGE CAPITAL FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President



             /s/ James H. Perry, Jr.
                 James H. Perry, Jr.




Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.



                     EXHIBIT INDEX

     Exhibit 1      Joint Filing Agreement


                       Exhibit 1

                Joint Filing Agreement

The undersigned hereby agree that this statement is filed on behalf of each of them.

     Dated: July 17, 1997

     PROFUTURES BRIDGE CAPITAL FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President



             /s/ James H. Perry, Jr.
                James H. Perry, Jr.